AVALON VENTURES LTD.
V.AVL:CDNX

111 Richmond St. W., Suite 1116 Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-mail: info@avalonventures.com Internet: http://www.avalonventures.com

02 JUN 27 AM 11:50

June 18, 2002

FILE No. 82-4427

Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 - 5 St. NW
Washington, D.C. 20549
U.S.A.

02042216

SUPPL

Dear Sirs:

Re: Avalon Ventures Ltd. (The "Company") - Filing Requirements

Further to the above matter, enclosed please find the following document for filing under Rule 12g3-2(b):

- BC Form 51-901 attached to the Company's Quarterly Reports for the three months ended February 28, 2002;
- April 5, 2002: BC Form 45-902F for the purchase of up to 40,000 common shares of the Company with respect to the grant of an incentive stock option to an employee of the Company;
- June 4, 2002: BC Form 45-902F for the purchase of up to 40,000 common shares of the Company with respect to the grant of an incentive stock option to an employee of the Company;
- June 7, 2002: BC Form 45-902F for the purchase of up to 40,000 common shares of the Company with respect to the grant of an incentive stock option to an employee of the Company.
- Insider Report.

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

Yours very truly,

AVALON VENTURES LTD.

Donald S. Bubar
President

:j
encl.

cc: Page Fraser & Associates

dlw 6/28

File No: 82-4427

AVALON VENTURES LTD.
VSE-AVL
111 Richmond St. W Suite 1116 Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-mail: info@avalonventures.com Internet: http://www.avalonventures.com

02 JUN 27 AM 11:50

June 4, 2002

COPY

Ontario Securities Commission
P.O. Box 55, Suite 800
20 Queen Street West
Toronto, Ontario
M5H 3S8

02 JUN 27 AM 11:50

Attention: Statutory Filings

Re: Avalon Ventures Ltd. (the "Company")
Distribution Under Rule 45-503 (the "Rule")

Dear Sir:

I am the President of Avalon Ventures Ltd. and certify that I have knowledge of the facts disclosed in this letter. I confirm that the Company was incorporated under the laws of British Columbia and is a reporting issuer in British Columbia, Alberta and became a reporting issuer in Ontario effective January 9, 2002. Its shares are listed and posted for trading on the Canadian Venture Exchange. The Company maintains its head office in Ontario at 111 Richmond Street West, Suite 1116, Toronto, Ontario, M5H 2G4.

I advise that, on June 3, 2002, the Company granted an incentive stock option to purchase up to 40,000 common shares of the Company to the following directors, officers, employees, and consultants in Ontario:

Name and Address	Position with Company	Number of Shares Issuable on Exercise of Option
Jacqueline Miller 57 Lilian Drive Scarborough, Ontario M1R 3W4	Employee	40,000

This option is exercisable at the price of $0.21 per share until June 3, 2007. The option was granted under the Company's stock option plan and in reliance on the Rule.

The number of shares issuable on the exercise of the above listed option does not exceed 1% of the Company's issued and outstanding shares as at June 4, 2002.

I advise that the Company previously notified the OSC of its stock option plan, which was accepted for filing by the Vancouver Stock Exchange on January 6, 1999.

Pursuant to the requirements of Rule 45-503, please be advised that the Company's annual fee for securities distributed under the stock option plan was paid on March 27, 2002.

If you have any questions or require anything further, please do not hesitate to contact me.

Yours very truly,

AVALON VENTURES LTD.

Donald S. Bubar
President

:j

cc: Canadian Venture Exchange
Attention: Corporate Finance

Page Fraser & Associates
Attention: Claudia Losie

OSC File

AVALON VENTURES LTD.
V.AVL:CDNX
111 Richmond St. W., Suite 1116 Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-mail: info@avalonventures.com Internet: http://www.avalonventures.com

02 JUN 27 AM 11:50

File No. 82-4427

April 5, 2002

Ontario Securities Commission
P.O. Box 55, Suite 800
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Statutory Filings

Re: Avalon Ventures Ltd. (the "Company")
Distribution Under Rule 45-503 (the "Rule")

Dear Sir:

I am the President of Avalon Ventures Ltd. and certify that I have knowledge of the facts disclosed in this letter. I confirm that the Company was incorporated under the laws of British Columbia and is a reporting issuer in British Columbia, Alberta and became a reporting issuer in Ontario effective January 9, 2002. Its shares are listed and posted for trading on the Canadian Venture Exchange. The Company maintains its head office in Ontario at 111 Richmond Street West, Suite 1116, Toronto, Ontario, M5H 2G4.

I advise that, on April 4, 2002, the Company granted an incentive stock option to purchase up to 40,000 common shares of the Company to the following directors, officers, employees, and consultants in Ontario:

Name and Address	Position with Company	Number of Shares Issuable on Exercise of Option
Lisa Turney 334 Willard Avenue Toronto, ON M6S 2R2	Employee	40,000

This option is exercisable at the price of $0.26 per share until April 4, 2007. The option was granted under the Company's stock option plan and in reliance on the Rule.

The number of shares issuable on the exercise of the above listed option does not exceed 1% of the Company's issued and outstanding shares as at April 1, 2002.

I advise that the Company previously notified the OSC of its stock option plan, which was accepted for filing by the Vancouver Stock Exchange on January 6, 1999.

Pursuant to the requirements of Rule 45-503, please be advised that the Company's annual fee for securities distributed under the stock option plan was paid on March 27, 2002.

If you have any questions or require anything further, please do not hesitate to contact me.

Yours very truly,

AVALON VENTURES LTD.

Donald S. Bubar
President

:j

cc: Canadian Venture Exchange
Attention: Corporate Finance

Page Fraser & Associates
Attention: Claudia Losie

File #82-4427

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act*.

02 JUN 27 AM 11:50

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report of Exempt Distribution

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the *Securities Act*.

1. Name, address and telephone number of the issuer of the security distributed.

   AVALON VENTURES LTD.
   111 Richmond St. West, Suite 1116
   Toronto, Ontario
   M5H 2G4
   Telephone: (416) 364-4938

2. State whether the issuer is or is not an exchange issuer (i.e. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

   Incentive stock option for the purchase of up to 40,000 common shares of the Issuer, exercisable at a price of $0.26 per common share until April 4, 2007.

4. Date of the distribution(s) of the security.

   April 4, 2002

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument under which the distribution(s) of the security was made.

   Section 74(2)(9)(i) of the British Columbia *Securities Act*.

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
Lisa Turney 334 Willard Avenue Toronto, Ontario M6S 2R2	40,000	$0.26	$10,400	Section 74(2)(9)(i) of the Act

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

N/A

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent, and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

N/A

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.

N/A

10. If the distribution of the security was made under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

N/A

(b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security) during the 12 month period preceding the distribution of this security.

N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Toronto, this 5th day of April, 2002

AVALON VENTURES LTD.
Name of Issuer

Signature of authorized signatory

Donald S. Bubar, President
Name and office of authorized signatory

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross-referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate **BC Form 45-902F** together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgment of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgment for a period of 6 years. The required form is **BC Form 45-903G** for an individual purchaser and **BC Form 45-903F2** for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/97 as amended. Cheques should be made payable to the "British Columbia Securities Commission".

File # 82-4427

02 JUN 27 AM 11:50

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report of Exempt Distribution

1. State the full name, address and telephone number of the issuer of the security distributed.

   AVALON VENTURES LTD.
   111 Richmond St. West, Suite 1116
   Toronto, Ontario
   M5H 2G4
   Telephone: (416) 364-4938

2. State whether the issuer is or is not an exchange issuer and if reporting, the jurisdictions in which it is reporting.

   The Issuer is an exchange issuer reporting in the jurisdictions of British Columbia, Alberta and Ontario.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

   TSX Venture Exchange

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   Incentive stock option for the purchase of up to 40,000 common shares of the issuer, exercisable at the price of $0.21 per common share until June 3, 2007.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence.	Number of Securities Purchased	Date of distribution	Price per security/total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period.
Jacqueline Miller 57 Lilian Drive Scarborough, Ontario M1R 3W4	40,000	June 3, 2002	$0.21/$8,400.	74(2)(9)(i) of the Act	4 months from date of grant.

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

   Please see attached schedule.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

   N/A

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

   If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate report of Distribution with the applicable filing fee.

   N/A

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price per share (Canadian $)

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Toronto, this 4th day of June, 2002

AVALON VENTURES LTD.
Name of Issuer (please print)

[signature]
Signature of authorized signatory

DONALD S. BUBAR

Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQS at www.bcsc.bc.ca.

SCHEDULE TO BC FORM 45-902F

6.

Full name and residential address of purchaser.	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
Jacqueline Miller 57 Lilian Drive Scarborough, Ontario M1R 3W4	416-288-9362	Grant of incentive stock option – up to 40,000	Section 74(2)(9)(i) of the Act

DATED at Toronto, this 4th day of June, 2002

AVALON VENTURES LTD.
Name of Issuer (please print)

[signature]
Signature of authorized signatory

DONALD S. BUBAR

Name and office of authorized signatory (please print)

File-82-4427

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report of Exempt Distribution

1. State the full name, address and telephone number of the issuer of the security distributed.

AVALON VENTURES LTD.
111 Richmond St. West, Suite 1116
Toronto, Ontario
M5H 2G4
Telephone: (416) 364-4938

2. State whether the issuer is or is not an exchange issuer and if reporting, the jurisdictions in which it is reporting.

The Issuer is an exchange issuer reporting in the jurisdictions of British Columbia, Alberta and Ontario.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

TSX Venture Exchange

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

40,000 common shares of the issuer with respect of the Black Bay Property Acquisition.

Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence.	Number of Securities Purchased	Date of distribution	Price per security/total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period.
Kenneth Fenwick 84 Velva Street Thunder Bay, Ontario M1R 3W4	30,000	May 29, 2002	$0.20/$6,000.	74(2)(18) of the Act	4 months from date of issue

Donald Leishman 204 Anten Street Thunder Bay, Ontario P7B 5J6	2,000	May 29, 2002	$0.20/$400	74(2)(18) of the Act	4 months from date of issue
Don Devereaux 405 Waverley Street, Suite 307 Thunder Bay, Ontario P7B 1B8	4,000	May 29, 2002	$0.20/$800	74(2)(18) of the Act	4 months from date of issue
Bill McIlwaine 55 Dawson Crescent Milton, Ontario L9T 5H9	4,000	May 29, 2002	$0.20/800	74(2)(18) of the Act	4 months from date of issue

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

   Please see attached schedule.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

   N/A

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

   N/A

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate report of Distribution with the applicable filing fee.

N/A

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price per share (Canadian $)

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Toronto, this 7t^{h} day of June, 2002

AVALON VENTURES LTD.
Name of Issuer (please print)

Signature of authorized signatory

DONALD S. BUBAR

Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQS at www.bcsc.bc.ca.

SCHEDULE TO BC FORM 45-902F

6.

Full name and residential address of purchaser.	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
Kenneth Fenwick 84 Velva Street Thunder Bay, Ontario M1R 3W4	N/A	30,000 Property Acquisition	Section 74(2)(18) of the Act
Donald Leishman 204 Anten Street Thunder Bay, Ontario P7B 5J6	N/A	2,000 Property Acquisition	Section 74(2)(18) of the Act
Don Devereaux 405 Waverley Street, Suite 307 Thunder Bay, Ontario P7B 1B8	N/A	4,000 Property Acquisition	Section 74(2)(18) of the Act
Bill McIlwaine 55 Dawson Crescent Milton, Ontario L9T 5H9	N/A	4,000 Property Acquisition	Section 74(2)(18) of the Act

DATED at Toronto, this 7th day of June, 2002

AVALON VENTURES LTD.
Name of Issuer (please print)

Signature of authorized signatory

DONALD S. BUBAR

Name and office of authorized signatory
(please print)

File 82-4427

02 JUN 27 AM 11:50

BC FORM 51-901

QUARTERLY REPORT

Incorporated as part of Schedule A

ISSUER DETAILS:	
Name of Issuer	**AVALON VENTURES LTD.**
Issuer's Address	111 Richmond Street West, Suite 1116 Toronto, Ontario, M5H 2G4
Issuer Telephone Number	(416) 364-4938
Issuer Fax Number	(416) 364-5162
Contact Person	Donald S. Bubar
Contact's Position	President
Contact Telephone Number	(416) 364-4938
Contact Email Address	info@avalonventures.com
Web Site Address	www.avalonventures.com
For Quarter Ended	February 28, 2002
Date of Report	April 23, 2002

Certificate

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"Donald S. Bubar"	2002/04/23
Name of Director	**Date Signed**
"Brian MacEachen"	2002/04/23
Name of Director	**Date Signed**

Avalon Ventures Ltd.

Consolidated Balance Sheets
As at February 28, 2002, February 28, 2001 and August 31, 2001
(Unaudited)

	February 28, 2002	February 28, 2001	August 31, 2001
Assets			
Current Assets			
Cash and cash equivalents	$ 568,452	$ 557,851	$ 753,773
Joint venture receivables	48,139	67,653	55,815
Other receivables	18,197	72,879	147,195
	634,788	698,383	956,783
Investments	187,125	177,655	187,125
Resource Properties	5,094,519	4,606,834	5,011,400
Capital Assets	6,506	8,008	7,654
Patents - Process Technology	20,922	22,271	21,596
	$ 5,943,860	$ 5,513,151	$ 6,184,558
Liabilities			
Current Liabilities			
Accounts payable	$ 184,640	$ 430,087	$ 231,417
Joint venture advances	100,418	179,594	283,039
	285,058	609,681	514,456
Shareholders' Equity			
Share Capital	18,134,078	16,771,453	17,823,578
Deficit	(12,475,276)	(11,867,983)	(12,153,476)
	5,658,802	4,903,470	5,670,102
	$ 5,943,860	$ 5,513,151	$ 6,184,558

Approved on behalf of the Board

"Donald S. Bubar", Director

"Brian MacEachen", Director

Avalon Ventures Ltd.

Consolidated Statements of Operations and Deficit
For the Six Months Ended February 28, 2002 and February 28, 2001
(Unaudited)

	Six Months Ended		Three Months Ended	
	February 28, 2002	February 28, 2001	February 28, 2002	February 28, 2001
Revenue				
Interest income	$ 6,534	$ 907	$ 2,600	$ 134
Management fees	40,252	64,197	10,406	22,557
	46,786	65,104	13,006	22,691
Expenses				
Amortization	1,823	1,872	912	944
Consulting fees	63,600	47,589	28,800	24,000
Directors' fees and expenses	6,019	6,000	6,019	6,000
Insurance	1,226	4,903	-	2,783
Interest and bank charges	916	2,360	830	2,235
Office and general	8,749	11,853	5,156	6,827
Professional fees	68,193	43,611	47,765	24,905
Public and investor relations	28,684	21,960	17,705	14,259
Rent and utilities	10,768	9,934	5,302	4,721
Salaries and benefits	35,324	42,990	19,637	29,145
Shareholders' information	18,674	31,795	17,539	30,534
Transfer and filing fees	13,273	9,840	9,818	8,229
Travel	10,792	13,539	1,908	6,650
	268,041	248,246	161,391	161,232
Loss before the undernoted	(221,255)	(183,142)	(148,385)	(138,541)
Abandoned resource properties properties	(100,545)	(6,324)	(58,298)	-
Net loss for the period	(321,800)	(189,466)	(206,683)	(138,541)
Deficit - beginning of period	(12,153,476)	(11,678,517)	(12,268,593)	(11,729,442)
Deficit - end of period	$ (12,475,276)	$ (11,867,983)	$ (12,475,276)	$ (11,867,983)
Net loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

Avalon Ventures Ltd.

Consolidated Cash Flow Statements
For the Six Months Ended February 28, 2002 and February 28, 2001
(Unaudited)

	Six Months Ended		Three Months Ended	
	February 28, 2002	February 28, 2001	February 28, 2002	February 28, 2001
Cash Flows from Operating Activities				
Cash received from joint venture partners	$ 40,252	$ 64,197	$ 10,406	$ 22,557
Cash paid to suppliers and employees	(237,702)	(185,815)	(143,694)	(134,707)
Interest received	11,101	907	2,600	134
	(186,349)	(120,711)	(130,688)	(112,016)
Cash Flows from Financing Activities				
Share capital	260,000	369,925	260,000	250,000
Cash Flows from Investing Activities				
Resource properties	(658,893)	(965,647)	(305,056)	(345,283)
Reimbursement of joint venture costs	399,921	1,027,012	150,770	365,353
Capital assets	-	(2,448)	-	-
Patents - Process Technology	-	(1,768)	-	(518)
	(258,972)	57,149	(154,286)	19,552
Change in cash and cash equivalents	(185,321)	306,363	(24,974)	157,536
Cash and cash equivalents - beginning of period	753,773	251,488	593,426	400,315
Cash and cash equivalents - end of period	$ 568,452	$ 557,851	$ 568,452	$ 557,851
Non-cash financing and investing activities				
Common shares issued to acquire resource properties	$ 25,500	$ 68,875	$ -	$ 49,000
Common shares issued for past geological consulting services	25,000	-	25,000	-
Investments received for resource property interest	-	21,500	-	-

Avalon Ventures Ltd.

Note to Consolidated Financial Statements
For the Six Months Ended February 28, 2002
(Unaudited)

1. Accounting Policies

These interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements are based on accounting principles and practices consistent with those used in the preparation of the Company's annual consolidated financial statements. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's 2001 annual report.

BC FORM 51-901

QUARTERLY REPORT

Incorporated as part of Schedule B and C

ISSUER DETAILS:	
Name of Issuer	**AVALON VENTURES LTD.**
Issuer's Address	111 Richmond Street West, Suite 1116 Toronto, Ontario, M5H 2G4
Issuer Telephone Number	(416) 364-4938
Issuer Fax Number	(416) 364-5162
Contact Person	Donald S. Bubar
Contact's Position	President
Contact Telephone Number	(416) 364-4938
Contact Email Address	info@avalonventures.com
Web Site Address	www.avalonventures.com
For Quarter Ended	February 28, 2002
Date of Report	April 23, 2002

Certificate

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"Donald S. Bubar"	2002/04/23
Name of Director	**Date Signed**
"Brian MacEachen"	2002/04/23
Name of Director	**Date Signed**

Avalon Ventures Ltd.

For the Six Months Ended February 28, 2002
(Unaudited)

1. Breakdown of Resource Property Expenditures

	Separation Rapids Rare Metals	Wolf Mountain PGE	Legris Lake PGE	Tantalum Joint Venture[1]	Shatford Lake Rare Metals	Black Bay PGE-Cu-Ni	Other	February 28, 2002
Acquisition costs	$ -	$ -	$ -	$ 10,000	$ 8,700	$ 16,800	$ -	$ 35,500
Diamond drilling	800	-	249,832	2,692	60,249	-	-	313,573
Feasibility/engineering studies	10,945	-	-	-	-	-	-	10,945
Geology	36,081	830	182,419	113,395	-	3,116	13,795	349,636
Geophysical	-	-	15,195	-	-	10,028	-	25,223
Metallurgical/market studies	12,320	-	-	11,333	-	-	-	23,653
Current expenditures	60,146	830	447,446	137,420	68,949	29,944	13,795	758,530
Less: Recovered from joint venture partners	-	-	(447,446)	(127,420)	-	-	-	(574,866)
Net current expenditures	60,146	830	-	10,000	68,949	29,944	13,795	183,664
Balance - beginning of period	3,540,850	293,928	150,578	349,898	21,114	58,619	596,413	5,011,400
Abandoned resource properties	-	-	-	-	-	-	(100,545)	(100,545)[2]
Balance - end of period	$ 3,600,996	$ 294,758	$ 150,578	$ 359,898	$ 90,063	$ 88,563	$ 509,663	$ 5,094,519

[1] The Tantalum Joint Venture consists of the Lilypad Lakes, East Braintree and Raleigh Lake Projects

[2] Abandoned resource properties consist of the following:

Coldwell Property	$ 42,247
Cole Lake Property	58,298
	$ 100,545

Avalon Ventures Ltd.

For the Six Months Ended February 28, 2002
(Unaudited)

2. Expenditures to Related Parties $ 107,352[1]

[1]Net of $68,240 recovered from joint venture partners

3. a) (i) Common Shares Issued During the Quarter Ended February 28, 2002

Date	Type of Issue	Number	Price	Proceeds	Consideration	Commissions
06-Dec-2001	Compensation	100,000	$0.25	$ 25,000	Geological services	$ -
28-Dec-2001	Private Placement	1,040,000	$0.25	$ 260,000	Cash	$ -

(ii) Warrants Issued During the Quarter Ended February 28, 2002

Date of Issue	Expiry Date	Type of Issue	Number	Exercise Price
28-Dec-2001	28-Dec-2003	Private Placement	520,000	$0.65[1]

[1] The exercise price is $0.45 until December 28, 2002

4. a) Authorized Share Capital as at February 28, 2002

25,000,000	Preferred shares, no par value
100,000,000	Common shares, no par value

b) Issued and Outstanding Share Capital as at February 28, 2002

Number of Shares:	24,525,248 common shares
Recorded Value:	$ 18,134,078

c) (i) Warrants Outstanding as at February 28, 2002

Security	Number	Exercise Price	Expiry Date
Warrants (Flow-through)	231,000	$ 0.75	30-Dec-2003
Warrants	1,000,000	$ 1.00	31-Jul-2005
Warrants (Flow-through)	232,758	$ 0.58	29-Dec-2003
Warrants	1,000,000	$ 0.98	20-Apr-2003
Warrants (Flow-through)	520,000	$ 0.65[1]	28-Dec-2003

[1] The exercise price is $0.45 until December 28, 2002

Avalon Ventures Ltd.

For the Six Months Ended February 28, 2002
(Unaudited)

4. c) (ii) Options Outstanding as at February 28, 2002

	Number	Weighted Average Price
Balance - November 30, 2001	2,695,000	$ 0.72
Granted	-	$ -
Exercised	-	$ -
Cancelled/Expired	(470,000)	$ 0.81
Balance - February 28, 2002	2,225,000	$ 0.70

d) There are no shares in escrow or subject to pooling restrictions

5. a) List of Directors at February 28, 2002

Donald Bubar
Dale Corman
Alan Ferry
Brian MacEachen
Joseph Monteith
Lawrence Page

b) List of Officers at February 28, 2002

Donald Bubar	President and CEO
R. J. (Jim) Andersen	Vice-President, Finance and CFO
Lawrence Page	Chairman
Anne Jamieson	Secretary

Avalon Ventures Ltd.

For the Six Months Ended February 28, 2002
(Unaudited)

MANAGEMENT DISCUSSION FOR THE SIX MONTHS ENDED FEBRUARY 28, 2002

Avalon Ventures Ltd. is a Canadian junior mineral exploration and development company. The Company operates exclusively in Canada with a focus on the rare and precious metals with high-technology applications, such as tantalum, lithium, cesium, rubidium, platinum and palladium. The Company is in the process of exploring its 16 mineral resource properties, most of which are at an early stage where economically-recoverable ore reserves have not yet been defined. One property (Separation Rapids) is at a more advanced stage with a defined mineral reserve that an independent consultant has determined is economically viable based upon a pre-feasibility study analysis.

Resource property expenditures during the quarter ended February 28, 2002 totalled $244,719, reflecting a relatively modest level of activity. Approximately 33% of the total expenditures ($81,499) were incurred on the Legris Lake platinum-palladium project being funded by Placer Dome (CLA) Limited, under a one-year $1.0 million program budget initiated in May, 2001. Work completed during the quarter involved compiling and interpreting data collected during the fall program, and preparing for the final round of drilling to be completed under the current program budget. This drilling program was carried out subsequent to the end of the quarter. A total of 860 metres in 7 holes were drilled on five new target areas in the Legris Lake Intrusive Complex outside of the Poplar Zone area drilled in 2000 and 2001. Assay results are pending. The tantalum joint venture with Global Canada Company was terminated subsequent to the end of the quarter following Global's decision to withdraw from further participation. Expenditures during the quarter were related to production and finalization of comprehensive technical reports for each of the three properties and project site clean-up.

On the Separation Rapids project, resource property expenditures during the quarter totalled $36,814. These were used to complete a scoping study on a new development concept for the Big Whopper lithium-tantalum deposit as discussed in the Company's news release dated February 21, 2002, and for geological compilation work related to a study of tantalum distribution in the deposit. The new concept proposes developing the Big Whopper as a larger scale bulk producer of a combined petalite-feldspars product having a larger potential market in glass and ceramics, with tantalum remaining an important by-product of the operation. This simpler approach has the advantage of lower unit capital and operating costs due to the shorter process flowsheet and economies of scale achieved with a larger capacity operation. The simplified flowsheet also creates the potential for custom milling of the bulk sample at an existing facility, which could reduce the cost of the feasibility study by roughly 50% from the original estimate of $6.0 million to approximately $3.0 million.

The scoping study recommends carrying out a more detailed evaluation of the new concept involving the following components: 1) Laboratory process testwork using the new flowsheet to produce lithium-feldspar product for market evaluation purposes and to confirm tantalum recoveries. 2) Market studies to estimate sales volumes and product pricing. 3) Infill drilling to better define tantalum rich sub-zones followed by a new reserve calculation, block model and pit design. 4) Preparation of new capital and operating cost estimates and a new economic analysis of the project.

The laboratory testwork was initiated subsequent to the end of the quarter on a 130 kg representative sample of the ore collected in late February. Results are expected in May, at which time the market studies will be initiated. The estimated cost to complete all this work, including ongoing geological compilation and sampling work is $500,000. Approximately $100,000 of this budget is being funded from existing cash resources and new financing will be required to fund the balance. To this end, the Company continues to talk to potential financial partners interested in funding this work, as well as the full feasibility study and bulk sampling program.

Avalon Ventures Ltd.

For the Six Months Ended February 28, 2002
(Unaudited)

The balance of the resource property expenditures incurred during the quarter were focused on the Black Bay platinum-palladium project and the Shatford Lake tantalum project. On Black Bay, $13,144 was spent to initiate an aeromagnetic survey of the property which was completed subsequent to the end of the quarter. At Shatford Lake, $60,249 was spent to fund a diamond drilling program which tested a deep target for a Tanco-type tantalum-cesium pegmatite deposit. The work was completed subsequent to the end of the quarter without success and no further work is planned for this project at this time. Both the Black Bay and Shatford Lake work programs are being funded with the flow-through financing completed in January. Approximately $100,000 of the flow-through funds have been re-allocated from the Black Bay project to the Separation Rapids project to fund current geological compilation work, sample collection, laboratory analysis and process testwork.

Administrative expenses during the quarter totalled $161,391, a virtually identical amount to the comparable period in fiscal 2001. Reduced Shareholders' information costs for production of the annual report were offset by increased Professional fees related to the change in auditors that took place in 2001. Revenues during the quarter decreased to $13,006 from $22,691 in the comparable period a year ago, reflecting decreased management fees with the wind-up of the tantalum joint venture. One property (Cole Lake, NWT) was abandoned during the quarter, and deferred costs written off, bringing the net loss for the quarter to $206,683. An aggregate of 1,140,000 common shares were issued during the quarter, mostly in the private placement of flow-through units done on December 28, 2001. Expenditures to related parties during the quarter totalled $107,352 net of $66,240 recovered from joint venture partners for resource property expenditures. These were paid to a law firm of which the Chairman is an associate, an accounting firm in which the Vice-President, Finance is a partner and two consulting companies controlled by the President and the former Vice-President, Exploration.

Expenditures for Public and investor relations activities during the quarter totalled $17,705, a slight increase over the $14,259 expended during the comparable quarter in 2001. This difference is largely attributable to costs incurred for the development of a new corporate website that "went live" subsequent to the end of the quarter. In March, the Company participated in the Prospectors and Developers Association of Canada annual convention in Toronto, and in April the Company participated in the Northwest Ontario Prospectors Association Symposium in Thunder Bay. Attendance seemed to have declined from previous years at both meetings, although the recent strengthening in the price of gold created a mood of optimism among attendees, not seen for several years. The Company displayed information on several of its projects at the two meetings including the East Cedartree gold property, which the Company is seeking to re-activate. Several parties have expressed interest in participating in the project. Most of the investor relations activities during the quarter consisted of responding to routine inquiries from shareholders, and making informal presentations to stockbrokers and potential new investors. These will continue to be handled by the President until such time as increased investor interest warrants additional expenditures for investor relations support and a qualified consultant can be identified.

In the third quarter, the Company will continue to focus on attracting a new financial partner to the Separation Rapids project in order to accelerate completion of the feasibility study on the Big Whopper lithium-tantalum deposit. The Company will also seek new joint venture partners for its other early stage tantalum, gold and platinum-palladium projects and look more aggressively for new high-quality acquisition opportunities.

File # 82-4427

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

AVALON VENTURES LTD

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 27/03/02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BUBAR

GIVEN NAMES: DONALD STEPHEN

NO.: 11 STREET: Gainsville Ave APT:

CITY: Unionville

PROV.: Ontario POSTAL CODE: L3R 1W7

BUSINESS TELEPHONE NUMBER: 416 - 364 - 4938

BUSINESS FAX NUMBER: 416 - 364 - 5162

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[✓] ALBERTA
[✓] ONTARIO
[✓] BRITISH COLUMBIA
[ ] QUÉBEC
[ ] MANITOBA
[ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY / MONTH / YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,026,500	03/06/02	10	10,000		$0.20		1,036,500	1	
COMMON	1,036,500	05/06/02	10	10,000		$0.20		1,046,500	1	
OPTIONS	1,000,000							1,000,000	1	
WARRANTS	20,000							20,000	1	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): DONALD S. BUBAR

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 10/06/02

BCSC 55-102F6 Rev. 2001 / 8 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

File 82-4427

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. *All information contained in this form will be made available to the public.* Federally, this information will be stored in personal information bank number IC/PPU-049. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-899-6548), or write the Supervisor, 200 - 865 Hornby Street, Vancouver BC V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

AVALON VENTURES LTD

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 17 | 1 | 98

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ~~B~~ MAC EACHEN

GIVEN NAMES: BRIAN DUNCAN

NO.: 19 STREET: LAKESHORE DRIVE APT:

CITY: HAMMONDS PLAINS

PROV.: NOVA SCOTIA POSTAL CODE: B4B 1S6

BUSINESS TELEPHONE NUMBER: 902 - 420 - 1577

BUSINESS FAX NUMBER: 902 - 425 - 8260

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☑ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA
☑ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	100,000							100,000	2	CHARLENE MACEACHEN (SPOUSE)
COMMON	60,000							60,000	1	RRSP
OPTIONS	100,000	29 02 00	76		100,000	0.70		Ø	0	
COMMON	Ø	29 02 00	76	100,000		0.70		Ø	0	
COMMON	Ø	29 02 00	10		100,000	0.77		Ø	0	
OPTIONS	Ø	03 03 00	96	105,000		0.82		105,000	0	

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 98/3/9

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRIAN MAC EACHEN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 07 03 00

File 82-4427

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number IC/PPU-049. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-899-6548), or write the Supervisor, 200 - 865 Hornby Street, Vancouver BC V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

AVALON VENTURES LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): ___

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR): 17 / 1 / 98

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MAC EACHEN

GIVEN NAMES: BRIAN DUNCAN

NO.: 10 STREET: ROLLING COURT APT:

CITY: KING CITY

PROV: ONTARIO POSTAL CODE: L7B 1E8

BUSINESS TELEPHONE NUMBER: 416 - 480 - 6495

BUSINESS FAX NUMBER: 416 - 483 - 6598

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA
☑ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	0									100,000	2	CHARLENE MACEACHEN (SPOUSE)
COMMON	0									60,000	1	RRSP
OPTIONS	0	17	1	98	96	100,000		0.70		100,000	0	

BOX 6. REMARKS

OPTIONS EXPIRE NOVEMBER 17, 2003

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRIAN MAC EACHEN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 03 / 12 / 98

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE